                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT


                                [WORLD BANK LOGO]


                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 2004
                                   (UNAUDITED)

CONTENTS
MARCH 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING                                                      2

MANAGEMENT REPORTING                                                               2

CURRENT VALUE BASIS                                                                5

EQUITY-TO-LOANS                                                                    6

GOVERNANCE STRUCTURE FOR FINANCIAL RISK MANAGEMENT                                 6

RESULTS OF OPERATIONS                                                              7

NET INCOME ALLOCATIONS AND TRANSFERS                                               8


IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET                                                                     10

STATEMENT OF INCOME                                                               11

STATEMENT OF COMPREHENSIVE INCOME                                                 12

STATEMENT OF CHANGES IN RETAINED EARNINGS                                         12

STATEMENT OF CASH FLOWS                                                           13

NOTES TO FINANCIAL STATEMENTS                                                     14

REPORT OF INDEPENDENT ACCOUNTANTS                                                 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2003 (FY
2003). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the "reported basis").

As allowed under these principles on derivatives (herein referred to as "FAS 133"), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows, using an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

TABLE 1 presents selected financial data on a reported basis, including and excluding the effects of FAS 133, and a current value basis.

TABLE 1: SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

                                                         NINE MONTHS ENDED         FULL YEAR
                                                     -------------------------     ----------
                                                      MARCH 31,      MARCH 31,      JUNE 30,
                                                        2004           2003          2003
                                                     ----------     ----------     ----------
LENDING SUMMARY(a)
  Commitments                                        $    6,042     $    6,202     $   11,231
  Gross Disbursements                                $    7,520     $    8,580     $   11,921
  Net Disbursements                                  $   (7,146)    $   (7,798)    $   (7,956)
REPORTED BASIS
  Operating Income                                   $    1,508     $    1,486     $    3,021
  Net (Loss) Income                                  $     (715)    $    4,645     $    5,344
    of which effects of applying FAS 133             $   (2,223)    $    3,159     $    2,323
  Net Return on Average Interest-earning Assets(b)         1.38%          1.34%          2.06%
    including the effects of FAS 133                      -0.66%          4.19%          3.64%
  Return on Loans                                          3.86%          4.90%          4.73%
  Return on Cash and Investments                           1.03%          1.75%          1.64%
  Cost of Borrowings(b)                                    2.56%          3.35%          3.23%
    including the effects of FAS 133                       5.41%         -0.41%          1.18%
  Return on Equity(b)                                      6.18%          6.86%         10.32%
    including the effects of FAS 133                      -2.74%         19.09%         16.18%
  Equity-to-Loans Ratio(b)                                28.39%         24.62%         26.59%
CURRENT VALUE BASIS
  Net Income                                         $    1,484     $    1,743     $    3,436
    of which current value adjustment                $       34     $      262     $      394
  Net Return on Average Interest-earning Assets            1.32%          1.51%          2.25%
  Return on Equity                                         5.88%          7.64%         11.16%
  Equity-to-Loans Ratio                                   28.19%         24.61%         26.36%

(a) EXCLUDES LOANS TO THE INTERNATIONAL FINANCE CORPORATION AND INCLUDES CAPITALIZED FRONT END FEES.
(b)  AMOUNTS ARE PRESENTED BEFORE APPLYING THE EFFECTS OF FAS 133.

2  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004

On a current value basis, net income for the nine months ended March 31, 2004 was $1,484 million, a decline of $259 million from the net income for the same period in the previous fiscal year. The main factors contributing towards this decline were: a $1,145 million decrease in loan interest income; a $159 million decrease in investment income; and a $228 million decrease in the current value adjustment. These factors were partially offset by the positive impact on income of a $754 million decline in borrowing expenses together with a $521 million decrease in the provision for losses on loans and guarantees.

IBRD's return on equity has declined from 7.64% to 5.88% because of the lower return on average earning assets and the increase in the equity-to-loans ratio--see TABLE 1. The net return on average interest earning assets has declined from 1.51% to 1.32% because of the lower current value net income for the nine months ended March 31, 2004, as discussed in the preceding paragraph. The increase in the equity-to-loans ratio from 24.61% to 28.19% also had the impact of lowering the return on equity. IBRD's use of the equity-to-loans ratio and the reasons for its increase in are further discussed under the Equity-To-Loans section.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT MARCH 31, 2004 AND JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS

                                                                    MARCH 31, 2004                       JUNE 30, 2003
                                           ------------------------------------------------------------   ------------
                                                           REVERSAL OF       CURRENT        CURRENT
                                            REPORTED         FAS 133          VALUE          VALUE       CURRENT VALUE
                                              BASIS          EFFECTS        ADJUSTMENT       BASIS           BASIS
                                           ------------    ------------    ------------    ------------   ------------
Due from Banks                             $      2,962                                    $      2,962   $      1,929
Investments                                      32,867                                          32,867         28,131
Loans Outstanding                               110,925                    $      4,717         115,642        122,593
Less Accumulated Provision
  for Loan Losses and
  Deferred Loan Income                           (4,059)                                         (4,059)        (4,478)
Swaps Receivable
  Investments                                    12,803                                          12,803         10,301
  Loans                                              91               7                *             98             --
  Borrowings                                     72,708          (3,365)          3,365          72,708         70,316
  Other Asset/Liability                             923            (197)            197             923            726
Other Assets                                      7,205                            (436)          6,769          6,732
                                           ------------    ------------    ------------    ------------   ------------
    Total Assets                           $    236,425    $     (3,555)   $      7,843    $    240,713   $    236,250
                                           ============    ============    ============    ============   ============

Borrowings                                 $    110,924    $       (848)   $      5,436    $    115,512   $    116,695
Swaps Payable
  Investments                                    14,545                                          14,545         11,862
  Loans                                              96                (*)             *             96             --
  Borrowings                                     65,927          (1,135)          1,135          65,927         64,779
  Other Asset/Liability                           1,048            (160)            160           1,048            810
Other Liabilities                                 6,698                                           6,698          6,429
                                           ------------    ------------    ------------    ------------   ------------
Total Liabilities                               199,238          (2,143)          6,731         203,826        200,575
Paid-in Capital                                  11,483                                          11,483         11,478
Retained Earnings and Other Equity               25,704          (1,412)          1,112          25,404         24,197
                                           ------------    ------------    ------------    ------------   ------------
    Total Liabilities and Equity           $    236,425    $     (3,555)   $      7,843    $    240,713   $    236,250
                                           ============    ============    ============    ============   ============

*INDICATES AMOUNT LESS THAN $0.5 MILLION.

                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004  3

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE NINE MONTHS ENDED:

IN MILLIONS OF U.S. DOLLARS

                                                          MARCH 31, 2004                 MARCH 31, 2003
                                    ------------------------------------------------   -------------------
                                    YEAR TO DATE   ADJUSTMENTS      YEAR TO DATE          YEAR TO DATE
                                     REPORTED      TO CURRENT      CURRENT VALUE         CURRENT VALUE
                                       BASIS         VALUE       COMPREHENSIVE BASIS   COMPREHENSIVE BASIS
                                    ------------   -----------   -------------------   -------------------
Income from Loans                   $      3,370                 $             3,370   $             4,515
Income from Investments                      223   $       (58)                  165                   324
Other Income                                 163                                 163                   146
                                    ------------   -----------   -------------------   -------------------
  Total Income                             3,756           (58)                3,698                 4,985
                                    ------------   -----------   -------------------   -------------------

Borrowing Expense                          2,073                               2,073                 2,827
Administrative Expense                       756                                 756                   735
Release of Provision for Losses
  on Loans and Guarantees                   (586)          586                    --                    --
Other Expense                                  5                                   5                     7
                                    ------------   -----------   -------------------   -------------------
  Total Expense                            2,248           586                 2,834                 3,569
                                    ------------   -----------   -------------------   -------------------
Operating Income                           1,508          (644)                  864                 1,416
Current Value Adjustment                                    34                    34                   262
Provision for Losses on Loans
  and Guarantees--Current Value                            586                   586                    65
Effects of Applying FAS 133               (2,223)        2,223                    --                    --
                                    ------------   -----------   -------------------   -------------------
Net (Loss) Income                   $       (715)  $     2,199   $             1,484   $             1,743
                                    ============   ===========   ===================   ===================

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS

                                      BALANCE SHEET EFFECTS AS OF                      TOTAL INCOME STATEMENT EFFECT FOR
                                            MARCH 31, 2004                                THE NINE MONTHS ENDED
                                 -------------------------------------                 ---------------------------------
                                                              OTHER        LESS PRIOR
                                                              ASSET/         YEARS'         MARCH 31,       MARCH 31,
                                    LOANS     BORROWINGS    LIABILITY       EFFECTS           2004            2003
                                 ----------   ----------    ----------     ----------      ----------      ----------
Total Current Value
  Adjustments on Balance
  Sheet                          $    4,717   $   (3,643)   $       37     $   (1,408)     $     (297)     $       68

Unrealized Gains on
  Investments(a)                                                                                   58               5

  Currency Translation
  Adjustment(b)                                                                                   273             189
                                                                                           ----------      ----------
Total Current Value
  Adjustments                                                                              $       34      $      262
                                                                                           ==========      ==========

(a) UNREALIZED GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF ADJUSTMENTS TO CURRENT VALUE FOR CURRENT VALUE REPORTING.
(b) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

4  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the nine months ended March 31, 2004, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except that IBRD may also make loans to the International Finance Corporation without any such guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. To recognize the credit risk inherent in the portfolio, IBRD adjusts the current value of its loans through its provision for loan losses.

At March 31, 2004, the $4,717 million ($6,353 million--June 30, 2003) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is based on discounted cash flow techniques. At March 31, 2004, the $3,643 million ($4,946 million--June 30,
2003) increase in the borrowings portfolio including swaps due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The current value adjustment of $34 million for the nine months ended March 31, 2004 ($262 million--March 31, 2003) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST AND CURRENCY EXCHANGE RATES

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio.

The upward shift in interest rates during the nine months ended March 31, 2004 generated a net decline of $297 million in IBRD's equity on a current value basis. In contrast, over the same period last year, the downward shift in interest rates resulted in a $68 million increase in IBRD's equity on a current value basis. During the nine months ended March 31, 2004, there was a positive net currency translation adjustment of $273 million on IBRD's net assets due primarily to the appreciation of the euro and the Japanese yen against

                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004 5 the U.S. dollar. In contrast, during the same period in FY2003, the euro appreciated while the Japanese yen depreciated against the U.S. Dollar resulting in a lower net currency translation adjustment of $189 million.

The equity-to-loans ratio, which is a summary measure of IBRD's risk bearing capacity, increased during the nine months ended March 31, 2004 since there was a corresponding movement in the current value of the loan portfolio. For more details see the section on Equity-to-Loans.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. TABLE 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at March 31, 2004 than at March 31, 2003, due to the allocation of FY 2003 net income to General Reserve and the decrease in net loans outstanding. For the period from June 30, 2003 to March 31, 2004, IBRD's equity-to-loans ratio, on both bases, increased primarily due to the decrease in net loans outstanding.

GOVERNANCE STRUCTURE FOR FINANCIAL RISK MANAGEMENT

The former Asset/Liability Management Committee has been reconstituted as the Finance Committee and continues to be chaired by the Chief Financial Officer. Reporting to this committee are two previously existing sub-committees, the Market Risk and Currency Management Sub-committee and the Credit Risk Sub-committee, as well as the newly formed Financial Instruments Sub-committee.

TABLE 5: EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS

                                                      MARCH 31,      JUNE 30,       MARCH 31,
                                                        2004           2003           2003
                                                     ----------     ----------     ----------
REPORTED BASIS

Equity-to-Loans Ratio(a)                                  28.39%         26.59%         24.62%

CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                 $   31,775     $   31,435(b)  $   28,696

Loans and Guarantees Outstanding, net of
  Accumulated Provision for Losses on Loans and
  Deferred Loan Income                               $  112,722     $  119,275     $  116,625
Equity-to-Loans                                           28.19%         26.36%         24.61%

(a)  RATIOS ARE PRESENTED BEFORE APPLYING THE EFFECTS OF FAS 133.
(b) THE JUNE 30, 2003 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2003 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON JULY 31, 2003.

6  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2004, short term interest rates for U.S. dollar, Japanese yen, and euro were lower than those in FY 2003. In addition, while interest rates increased during the first nine months of FY 2004, there had been a decline in interest rates during the same period in FY 2003. FIGURE 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

[CHART]

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2004, operating income on a reported basis and before applying the effects of FAS 133, was $1,508 million, compared to $1,486 million for the same period in FY 2003. The following factor increased operating income:

- A $521 million decrease in the provision for losses on loans and guarantees. During the first nine months of FY 2004, provisioning requirements were reduced by $586 million primarily due to a net improvement in the creditworthiness of the accrual portfolio and a decrease in the loan portfolio. During the first nine months of FY 2003, provisioning requirements were reduced by $65 million due to a decrease in the loan portfolio which was partially offset by a net deterioration in the creditworthiness of the accrual portfolio.

This increase was partially offset by the following:

- A $421 million decrease in loan interest income, net of funding costs, due to lower margins and the impact of lower interest rates on the equity funded component of the loan portfolio. Margins have declined due to lower balances of high-yielding loan products.

- A $75 million decrease in other loan income due primarily to there being no change in the status of the five remaining countries with loans or guarantees in nonaccrual status during the nine months ended March 31, 2004. In contrast, overdue service payments were received in early FY 2003 when loans to the Democratic Republic of Congo and the Syrian Arab Republic were restored accrual status.

EFFECTS OF APPLYING FAS 133

As discussed earlier, IBRD marks all derivative instruments, as defined by FAS 133, to market. To a large extent, IBRD uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first nine months of FY 2004, the effects of applying FAS 133 resulted in a loss of $2,223 million, primarily due to increases in reference market interest rates for major currencies IBRD. In contrast, the effects of applying FAS 133 resulted in a gain of $3,159 million for the same period in FY 2003 as a result of significant decreases in the reference market interest rates for major currencies.

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD's application of FAS 133 does not mark-to-market the underlying liabilities, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in TABLES 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004  7

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS

                                                              NINE MONTHS ENDED
                                                       --------------------------------
                                                       MARCH 31, 2004    MARCH 31, 2003
                                                       --------------    --------------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                          $          530    $          774
  Equity Funded                                                   942             1,119
                                                       --------------    --------------
    Total Loan Interest Income, Net of Funding Costs            1,472             1,893
Other Loan Income                                                  25               100
Release of Provision for Losses on Loans and
Guarantees                                                        586                65
Investment Income, Net of Funding Costs                            23                24
Net Other Expenses                                               (598)             (596)
                                                       --------------    --------------
OPERATING INCOME                                                1,508             1,486
  Effects of Applying FAS 133                                  (2,223)            3,159
                                                       --------------    --------------
NET (LOSS) INCOME                                      $         (715)   $        4,645
                                                       ==============    ==============

DERIVATIVES FOR BORROWERS

On November 26, 2003, the first currency swap transaction was executed between IBRD and one of its borrowers under a Master Derivatives Agreement. This swap became effective on December 15, 2003. At issuance, the notional principal of this currency swap was $96 million.

NET INCOME ALLOCATIONS AND
TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2003, and transfers from surplus, that have been approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements--Note C--Retained Earnings, Allocations and Transfers.

8  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004

                       THIS PAGE LEFT INTENTIONALLY BLANK

                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004  9

   BALANCE SHEET

   EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                        MARCH 31, 2004
                                                                                          (UNAUDITED)     JUNE 30, 2003
                                                                                        --------------    -------------
ASSETS
   Due from banks                                                                         $    2,962      $    1,929
   Investments--Trading (including securities transferred under repurchase or security lending agreements of $nil million
     --March 31, 2004; $153 million--June 30, 2003)                                           32,384          27,919
   Securities purchased under resale agreements                                                  483             212
   Nonnegotiable, noninterest-bearing demand obligations on
     account of subscribed capital                                                             1,812           1,794
   Receivable from currency and interest rate swaps
     Investments                                                                              12,803          10,301
     Loans                                                                                        91              --
     Borrowings                                                                               72,708          70,316
     Other Asset/Liability                                                                       923             726
   Loans outstanding--Note B
     Total loans                                                                             141,352         149,271
     Less undisbursed balance                                                                 30,427          33,031
                                                                                        --------------    -------------
        Loans outstanding                                                                    110,925         116,240
     Less:
        Accumulated provision for loan losses                                                  3,579           4,045
        Deferred loan income                                                                     480             433
                                                                                        --------------    -------------
          Net loans outstanding                                                              106,866         111,762
   Other assets                                                                                5,393           5,393
                                                                                        --------------    -------------
   TOTAL ASSETS                                                                           $  236,425      $  230,352
                                                                                        ==============    =============

LIABILITIES
   Borrowings
     Short-term                                                                           $    3,165      $    3,432
     Medium- and long-term                                                                    107,759         105,122
   Securities sold under repurchase agreements, securities lent under securities
     lending agreements, and payable for cash collateral received                                 --             153
   Payable for currency and interest rate swaps
     Investments                                                                              14,545          11,862
     Loans                                                                                        96              --
     Borrowings                                                                               65,927          64,779
     Other Asset/Liability                                                                     1,048             810
   Payable for transfers approved by Board of Governors--Note C                                1,751           1,474
   Other liabilities--Note B                                                                   4,947           4,802
                                                                                        --------------    -------------
        TOTAL LIABILITIES                                                                    199,238         192,434
                                                                                        --------------    -------------

EQUITY
   Capital stock--Authorized (1,581,724 shares--March 31, 2004 and June 30, 2003)
     Subscribed (1,572,661 shares--March 31, 2004; 1,571,412 shares--June 30, 2003)        189,718           189,567
     Less uncalled portion of subscriptions                                                178,235           178,089
                                                                                        --------------    -------------
                                                                                            11,483            11,478
   Amounts to maintain value of currency holdings of paid-in capital stock                      36              (331)
   Retained earnings (see Statement of Changes in Retained Earnings; Note C)                25,671            27,031
   Accumulated other comprehensive loss--Note E                                                 (3)             (260)
                                                                                        --------------    -------------
       TOTAL EQUITY                                                                         37,187            37,918
                                                                                        --------------    -------------
   TOTAL LIABILITIES AND EQUITY                                                         $  236,425        $  230,352
                                                                                        ==============    =============

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

10  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: MARCH 31, 2004

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                                    MARCH 31             MARCH 31
                                                                                  (UNAUDITED)          (UNAUDITED)
                                                                              -------------------   -------------------
                                                                                2004       2003       2004       2003
                                                                              --------   --------   --------   --------
INCOME
  Loans--Note B                                                               $  1,077   $  1,423   $  3,370   $  4,515
  Investments--Trading                                                              84        102        223        329
  Other--Note D                                                                     55         51        163        146
                                                                              --------   --------   --------   --------
      Total income                                                               1,216      1,576      3,756      4,990
                                                                              --------   --------   --------   --------
EXPENSES
  Borrowings                                                                       663        897      2,073      2,827
  Administrative--Note F                                                           215        196        653        615
  Contributions to special programs                                                 38         52        103        120
  Release of provision for losses on loans and guarantees--
    Note B                                                                         (36)      (251)      (586)       (65)
  Other                                                                              1          3          5          7
                                                                              --------   --------   --------   --------
      Total expenses                                                               881        897      2,248      3,504
                                                                              --------   --------   --------   --------
OPERATING INCOME                                                                   335        679      1,508      1,486
Effects of applying FAS 133                                                       (395)       119     (2,223)     3,159
                                                                              --------   --------   --------   --------
NET (LOSS) INCOME                                                             $    (60)  $    798   $   (715)  $  4,645
                                                                              ========   ========   ========   ========


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                        IBRD CONDENSED FINANCIAL STATEMENTS:  MARCH 31, 2004  11

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                                    MARCH 31             MARCH 31
                                                                                  (UNAUDITED)          (UNAUDITED)
                                                                              -------------------   -------------------
                                                                                2004       2003       2004       2003
                                                                              --------   --------   --------   --------
NET (LOSS) INCOME                                                             $    (60)  $    798   $   (715)  $  4,645
OTHER COMPREHENSIVE INCOME--NOTE E
   Reclassification of FAS 133 transition adjustment
     to net income                                                                 (12)       (28)        17        (98)
   Currency translation adjustments                                                 (7)       139        240        336
                                                                              --------   --------   --------   --------
   Total other comprehensive income                                                (19)       111        257        238
                                                                              --------   --------   --------   --------
COMPREHENSIVE (LOSS) INCOME                                                   $    (79)  $    909   $   (458)  $  4,883
                                                                              ========   ========   ========   ========

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                                     NINE MONTHS ENDED
                                                                                                         MARCH 31
                                                                                                       (UNAUDITED)
                                                                                                    -------------------
                                                                                                      2004       2003
                                                                                                    --------   --------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                                                   $ 27,031   $ 22,227
  Transfers approved by Board of Governors--Note C                                                      (645)      (540)
  Net (loss) income for the period                                                                      (715)     4,645
                                                                                                    --------   --------
RETAINED EARNINGS AT END OF THE PERIOD                                                              $ 25,671   $ 26,332
                                                                                                    ========   ========


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

12  IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                               NINE MONTHS ENDED
                                                                                   MARCH 31
                                                                                  (UNAUDITED)
                                                                              -------------------
                                                                                2004       2003
                                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans
    Disbursements                                                             $ (7,450)  $ (8,493)
    Principal repayments                                                        11,095      9,570
    Principal prepayments                                                        3,596      6,834
    Loan origination fees received                                                   6          8
                                                                              --------   --------
         Net cash provided by investing activities                               7,247      7,919
                                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Medium- and long-term borrowings
    New issues                                                                   8,838     12,828
    Retirements                                                                (11,054)   (20,308)
  Net short-term borrowings                                                       (285)      (148)
  Net currency and interest rate swaps--borrowings                                (498)       438
  Payments for transfers approved by Board of Governors                           (416)      (553)
  Net capital stock transactions                                                    68         36
                                                                              --------   --------
         Net cash used in financing activities                                  (3,347)    (7,707)
                                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                                                               (715)     4,645
  Adjustments to reconcile net (loss) income to net cash provided by operating activities
    Effects of applying FAS 133                                                  2,223     (3,159)
    Depreciation and amortization                                                  567        411
    Release of provision for losses on loans and guarantees                       (586)       (65)
    Net changes in other assets and liabilities                                     47       (494)
                                                                              --------   --------
         Net cash provided by operating activities                               1,536      1,338
                                                                              --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID
  INVESTMENTS                                                                      283         63
                                                                              --------   --------
NET INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                         5,719      1,613

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR        26,620     25,056
                                                                              --------   --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                 $ 32,339   $ 26,669
                                                                              ========   ========
COMPOSED OF
  Investments--Trading                                                        $ 32,384   $ 26,862
  Other                                                                            (45)      (193)
                                                                              --------   --------
                                                                              $ 32,339   $ 26,669
                                                                              ========   ========
SUPPLEMENTAL DISCLOSURE
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding                                                         $  1,856   $  1,400
    Borrowings                                                                   5,055      2,336
    Net currency and interest rate swaps--borrowings                            (3,726)    (1,397)
  Capitalized loan origination fees included in total loans                         70         87


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004  13

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION AND MEMBERSHIP

The unaudited condensed financial statements should be read in conjunction with the June 30, 2003 financial statements and the notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

On July 31, 2003, Serbia and Montenegro subscribed for an additional 1,249 shares. These shares had a par value of $150.7 million of which $4.5 million was paid-in and $146.2 million was subject to call.

On January 1, 2004, IBRD adopted the Statement of Financial Accounting Standards
(SFAS) No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension plans and other postretirement benefit plans. Adoption of this standard has resulted in the presentation of additional disclosures about net periodic benefit costs in IBRD's quarterly condensed financial statements for the period ended March 31, 2004.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2004. For the three and nine months ended March 31, 2004, the effect of the interest waiver was to reduce net income by $28 million and $83 million, respectively, compared with $23 million and $68 million for respective fiscal year 2003 periods. For the three and nine months ended March 31, 2004, the effect of the commitment charge waiver was to reduce net income by $33 million and $101 million, respectively, compared with $35 million and $110 million for the respective fiscal year 2003 periods.

OVERDUE AMOUNTS

At March 31, 2004, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months.

14  IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended March 31, 2004, June 30, 2003 and March 31, 2003.

IN MILLIONS OF U.S. DOLLARS

                                                                    MARCH 31, 2004      JUNE 30,
                                                                      (UNAUDITED)         2003
                                                                    --------------   --------------
   Recorded investment in nonaccrual loans(a)                          $   3,181       $   3,012
   Accumulated provision for loan losses on nonaccrual loans           $   1,340       $   1,269
   Average recorded investment in nonaccrual loans                     $   3,116       $   2,793
   Overdue amounts of nonaccrual loans:
     Principal                                                         $     357       $     319
     Interest and charges                                                    354             310
                                                                    --------------   --------------
                                                                       $     711       $     629
                                                                    --------------   --------------

(a) A LOAN LOSS PROVISION HAS BEEN RECORDED AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.

IN MILLIONS OF U.S. DOLLARS

                                                        THREE MONTHS ENDED        NINE MONTHS ENDED
                                                       MARCH 31 (UNAUDITED)      MARCH 31 (UNAUDITED)
                                                     -----------------------   -----------------------
                                                        2004         2003         2004        2003
                                                     ----------   ----------   ----------   ----------
   Interest income recognized on loans in
     nonaccrual status at end of period                 $ 32         $ 25         $ 81        $ 83
   Interest income not earned as a result of loans
     being in nonaccrual status                         $  7         $ 10         $ 32        $ 22

A summary of countries with loans in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS

                                    MARCH 31, 2004 (UNAUDITED)
                           ----------------------------------------------
                                             PRINCIPAL,
                                           INTEREST AND
                             PRINCIPAL        CHARGES        NONACCRUAL
BORROWER                    OUTSTANDING       OVERDUE          SINCE
-------------------------------------------------------------------------
WITH OVERDUES

   Iraq                    $          48   $          97   December 1990
   Liberia                           150             375   June 1987
   Seychelles                          3               1   August 2002
   Zimbabwe                          451             238   October 2000
                           -------------   -------------
   Total                             652             711

WITHOUT OVERDUES

   Serbia and Montenegro           2,529              --   September 1992
                           -------------   -------------
TOTAL                      $       3,181   $         711
                           =============   =============

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004  15

During the nine months ended March 31, 2004, there were no loans placed into nonaccrual status or restored to accrual status.

During the nine months ended March 31, 2003, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the nine months ended March 31, 2003 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. The provision for loan losses for the fiscal year ended June 30, 2003 was not affected by these events, since these events occurred in the beginning of July 2002 and were considered in the determination of the adequacy of the provision for loan losses for the fiscal year ended June 30, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2004 and for the fiscal year ended June 30, 2003, are summarized below:

IN MILLIONS OF U.S. DOLLARS

                                                                    MARCH 31, 2004
                                                                      (UNAUDITED)    JUNE 30, 2003
                                                                    --------------   --------------
   ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
     BEGINNING OF THE FISCAL YEAR                                   $        4,069   $        5,094
   Release of provision for losses on loans and guarantees                    (586)          (1,300)
   Translation adjustment                                                      116              275
                                                                    --------------   --------------
   ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
     END OF THE PERIOD                                              $        3,599   $        4,069
                                                                    ==============   ==============
   COMPOSED OF:
     Accumulated provision for loan losses                                   3,579            4,045
     Accumulated provision for guarantee losses(a)                              20               24
                                                                    --------------   --------------
   Total                                                            $        3,599   $        4,069
                                                                    ==============   ==============

(a) THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE BALANCE SHEET.

GUARANTEES

Guarantees of $1,222 million were outstanding at March 31, 2004 ($1,254 million--June 30, 2003). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At March 31, 2004, liabilities related to IBRD's obligations under guarantees of $28 million ($33 million--June 30, 2003), have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $20 million ($24 million--June 30, 2003).

During the nine months ended March 31, 2004, no guarantees provided by IBRD were called. During the nine months ended March 31, 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called. No other guarantees were called during the period ended March 31, 2003.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the nine months ended March 31, 2004, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $478 million and $415 million.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

On July 31, 2003, IBRD's Executive Directors approved the allocation of $2,410 million of the net income earned in the fiscal year ended June 30, 2003 to the General Reserve and $2,323 million to Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133(a) during fis-

16 IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004 cal year 2003. The Executive Directors also approved a reduction of $29 million in the pension reserve, representing the excess of the accounting expense for the Staff Retirement Plan and other postretirement benefits plans over the respective contribution amounts for the fiscal year ended June 30, 2003.

On September 24, 2003, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2003:
$300 million to IDA, $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the retention of $100 million as Surplus. The $240 million transfer to the HIPC Debt Initiative Trust Fund was made on September 25, 2003.

On February 4, 2004, IBRD's Board of Governors approved the transfer of $80 million from Surplus for the replenishment of the Trust Fund for Gaza and West Bank. On March 4, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus for immediate payment to the newly-created Low-Income Countries under Stress Implementation Trust Fund. As of March 31, 2004, both transfers had been made.

Retained Earnings comprises the following elements at March 31, 2004 and June 30, 2003:

----------
(a) For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

IN MILLIONS OF U.S. DOLLARS

                                                                  MARCH 31,
                                                                    2004         JUNE 30,
                                                                 (UNAUDITED)       2003
                                                                 -----------   ------------
Special Reserve                                                   $    293       $    293
General Reserve                                                     21,542         19,132
Pension Reserve                                                        934            963
Surplus                                                                 95            100
Cumulative FAS 133 Adjustments                                       3,522          1,199
Unallocated Net (Loss) Income                                         (715)         5,344
                                                                 -----------   ------------

Total                                                             $ 25,671       $ 27,031
                                                                 ===========   ============

NOTE D--OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency (MIGA), for services rendered. For the three and nine months ended March 31, 2004, service fee revenue amounted to $46 million and $145 million, respectively, compared with $49 million and $134 million for the respective fiscal year 2003 periods.

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004  17

NOTE E--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2004 and March 31, 2003.

IN MILLIONS OF U.S. DOLLARS

                                                          ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                       NINE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                                                         TOTAL
                                                              CUMULATIVE                              ACCUMULATED
                                          CUMULATIVE       EFFECT OF CHANGE                              OTHER
                                          TRANSLATION        IN ACCOUNTING                           COMPREHENSIVE
                                          ADJUSTMENT           PRINCIPLE      RECLASSIFICATION(a)         LOSS
                                        --------------    -----------------   -------------------    --------------
Balance, beginning of the fiscal year   $         (346)   $             500   $              (414)   $         (260)
Changes from period activity                       240                   --                    17               257
                                        --------------    -----------------   -------------------    --------------
Balance, end of the period              $         (106)   $             500   $              (397)   $           (3)
                                        ==============    =================   ===================    ==============

IN MILLIONS OF U.S. DOLLARS

                                                          ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                       NINE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                                                         TOTAL
                                                              CUMULATIVE                              ACCUMULATED
                                          CUMULATIVE       EFFECT OF CHANGE                              OTHER
                                          TRANSLATION        IN ACCOUNTING                           COMPREHENSIVE
                                          ADJUSTMENT           PRINCIPLE      RECLASSIFICATION(a)         LOSS
                                        --------------    -----------------   -------------------    --------------
Balance, beginning of the fiscal year   $         (952)   $             500   $              (297)   $         (749)
Changes from period activity                       336                   --                   (98)              238
                                        --------------    -----------------   -------------------    --------------
Balance, end of the period              $         (616)   $             500   $              (395)   $         (511)
                                        ==============    =================   ===================    ==============

(a) RECLASSIFICATION OF CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO NET INCOME.

18  IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004

NOTE F--PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

All costs associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

IBRD's net periodic pension costs are included in Administrative Expenses on the Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2004 and March 31, 2003:

IN MILLIONS OF U.S. DOLLARS

                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                                       MARCH 31, 2004                 MARCH 31, 2004
                                                         (UNAUDITED)                    (UNAUDITED)
                                               -----------------------------   -----------------------------
                                                 SRP       RSBP       PEBP       SRP       RSBP       PEBP
                                               -----------------------------   -----------------------------
BENEFIT COST
  Service cost                                 $    53    $     7    $     2   $   159    $    21    $     7
  Interest cost                                    103         12          2       308         37          5
  Expected return on plan assets                  (148)       (14)        --      (446)       (43)        --
  Amortization of prior service cost                 3           *          *       10         (1)          *
  Amortization of unrecognized net loss
    (gain)                                           4          3           *       13         10         (1)
                                               -----------------------------   -----------------------------
  Net periodic pension cost
    of which:                                  $    15    $     8    $     4   $    44    $    24    $    11
                                               =============================   =============================
      IBRD's Share                             $     7    $     4    $     2   $    20    $    11    $     5
      IDA's Share                              $     8    $     4    $     2   $    24    $    13    $     6

IN MILLIONS OF U.S. DOLLARS

                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                                       MARCH 31, 2003                 MARCH 31, 2003
                                                         (UNAUDITED)                    (UNAUDITED)
                                               -----------------------------   -----------------------------
                                                 SRP       RSBP       PEBP       SRP       RSBP       PEBP
                                               -----------------------------   -----------------------------
BENEFIT COST
  Service cost                                 $    51    $     7    $     2   $   152    $    21    $     6
  Interest cost                                    113         14          2       338         43          6
  Expected return on plan assets                  (147)       (14)        --      (440)       (43)        --
  Amortization of prior service cost                 3           *          *       10         (1)          *
  Amortization of unrecognized net loss
    (gain)                                          --          4           *       --         13         (1)
  Amortization of Transition Asset                  (3)        --         --        (8)        --         --
                                               -----------------------------   -----------------------------
  Net periodic pension cost
  of which:                                    $    17    $    11    $     4   $    52    $    33    $    11
                                               =============================   =============================
      IBRD's Share                             $     8    $     5    $     2   $    23    $    15    $     5
      IDA's Share                              $     9    $     6    $     2   $    29    $    18    $     6

* LESS THAN $0.5 MILLION.

                         IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004  19

REPORT OF INDEPENDENT ACCOUNTANTS

DELOITTE.                                              Deloitte & Touche LLP
                                                       Suite 500
                                                       555 12th Street NW
                                                       Washington, DC 20004-1207
                                                       USA

                                                       Tel: +1 202 879 5600
                                                       Fax: +1 202 879 5309
                                                       www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT

President and Board of Governors
   International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2004, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 2004 and 2003. These interim financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2003, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2003 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

May 5, 2004

                                                        MEMBER OF
                                                        DELOITTE TOUCHE TOHMATSU

20  IBRD CONDENSED FINANCIAL STATEMENTS: MARCH 31, 2004

[WORLD BANK LOGO]


              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)


                       SEC REPORT - CHANGES IN BORROWINGS
             BORROWINGS (MLT) JANUARY 01, 2004 THRU MARCH 31, 2004 1


                                                                 DESK: ALM, IBRD

                                                                                                           SETTLEMENT   MATURITY
BORROWING TYPE             DESCRIPTION   TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT  US$ EQUIVALENT  DATE           DATE
--------------             -----------   --------   -------- -----------  ---------------  --------------  -----------  --------

NEW BORROWINGS

GLDDP

GOLD

BOND/SELL
XAU/IBRD/GDIF/0109XAU01.08              0000006669  XAU      PHYSICAL            118,553       48,740,102  23-Jan-2004  23-Jan-2009

BOND/SELL
XAU/IBRD/GDIF/0209XAU00.92              0000006683  XAU      PHYSICAL             64,356       26,492,147  17-Feb-2004  17-Feb-2009

                                                                                            -------------
TOTAL BY CURRENCY                                                                              75,232,249
                                                                                            -------------

                                                                                            -------------
TOTAL                                                                                          75,232,249
                                                                                            -------------

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL
AUD/IBRD/GDIF/0107AUD05.19              0000006663  AUD                       58,000,000       44,622,300  20-Jan-2004  19-Jan-2007

BOND/SELL
AUD/IBRD/GDIF/0108AUD05.35              0000006664  AUD                       35,000,000       26,720,750  22-Jan-2004  22-Jan-2008

BOND/SELL
AUD/IBRD/GDIF/0106AUD04.96              0000006667  AUD                       30,000,000       22,903,500  22-Jan-2004  23-Jan-2006

BOND/SELL
AUD/IBRD/GDIF/0107AUD05.07              0000006665  AUD                       40,000,000       30,962,000  28-Jan-2004  29-Jan-2007

BOND/SELL
AUD/IBRD/GDIF/0106AUD04.75              0000006674  AUD                      478,000,000      369,278,900  29-Jan-2004  30-Jan-2006

BOND/SELL
AUD/IBRD/GDIF/0207AUD05.03              0000006677  AUD                       20,000,000       15,651,000  12-Feb-2004  13-Feb-2007

BOND/SELL
AUD/IBRD/GDIF/0207AUD05.00              0000006675  AUD                       61,000,000       48,260,150  17-Feb-2004  16-Feb-2007

BOND/SELL
AUD/IBRD/GDIF/0206AUD04.76              0000006686  AUD                       31,300,000       24,716,045  23-Feb-2004  23-Feb-2006

BOND/SELL
AUD/IBRD/GDIF/0207AUD05.00A             0000006688  AUD                      141,000,000      109,267,950  26-Feb-2004  26-Feb-2007

BOND/SELL
AUD/IBRD/GDIF/0307AUD05.00              0000006691  AUD                       72,000,000       52,974,000  15-Mar-2004  15-Mar-2007


BOND/SELL
AUD/IBRD/GDIF/0306AUD04.80              0000006718  AUD                       31,300,000       22,975,765  17-Mar-2004  17-Mar-2006

BOND/SELL
AUD/IBRD/GDIF/0307AUD04.96              0000006720  AUD                       12,000,000        9,009,000  25-Mar-2004  26-Mar-2007

                                                                                            -------------
TOTAL BY CURRENCY                                                                             777,341,360
                                                                                            -------------

COLUMBIAN PESO

BOND/SELL
COP/IBRD/MLT/0910COPSTR                 0000006731  COP                  535,600,000,000      200,370,360  30-Mar-2004  30-Sep-2010

                                                                                            -------------
TOTAL BY CURRENCY                                                                             200,370,360
                                                                                            -------------

EURO CURRENCY

BOND/SELL
EUR/IBRD/GDIF/0208EUR02.35              0000006695  EUR                       10,000,000       12,601,500  26-Feb-2004  26-Feb-2008

                                                                                            -------------
TORENCY                                                                                        12,601,500
                                                                                            -------------

JAPANESE YEN

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR01              0000006655  JPY                    1,000,000,000        9,348,415  06-Jan-2004  06-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR03              0000006658  JPY                    1,000,000,000        9,348,415  06-Jan-2004  06-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR                0000006649  JPY                    1,000,000,000        9,410,880  07-Jan-2004  05-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR02              0000006657  JPY                    1,000,000,000        9,410,880  07-Jan-2004  05-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR05              0000006662  JPY                    1,100,000,000       10,330,093  14-Jan-2004  12-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR04              0000006661  JPY                    2,200,000,000       20,467,972  22-Jan-2004  23-Jan-2034

BOND/SELL
JPY/IBRD/GDIF/0134JPYSTR06              0000006671  JPY                    3,500,000,000       32,979,976  28-Jan-2004  28-Jan-2034


BOND/SELL
JPY/IBRD/GDIF/0234JPYSTR03              0000006670  JPY                    5,000,000,000       47,149,795  02-Feb-2004  03-Feb-2034

BOND/SELL
JPY/IBRD/GDIF/0234JPYSTR05              0000006678  JPY                    1,000,000,000        9,489,917  12-Feb-2004  12-Feb-2034

BOND/SELL
JPY/IBRD/GDIF/0234JPYSTR04              0000006676  JPY                    1,000,000,000        9,491,718  17-Feb-2004  17-Feb-2034

BOND/SELL
JPY/IBRD/GDIF/0234JPYSTR06              0000006682  JPY                    1,000,000,000        9,347,978  23-Feb-2004  24-Feb-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR10              0000006690  JPY                    1,000,000,000        9,116,186  01-Mar-2004  01-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR11              0000006693  JPY                    1,000,000,000        9,116,186  01-Mar-2004  01-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR12              0000006694  JPY                    1,000,000,000        8,997,256  09-Mar-2004  09-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR09              0000006689  JPY                    1,000,000,000        8,919,015  10-Mar-2004  10-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR14              0000006701  JPY                    1,200,000,000       10,844,517  15-Mar-2004  16-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR13              0000006699  JPY                    1,000,000,000        8,994,423  16-Mar-2004  16-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR18              0000006717  JPY                    1,000,000,000        9,036,281  17-Mar-2004  17-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR15              0000006708  JPY                    1,000,000,000        9,366,365  25-Mar-2004  24-Mar-2034

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR16              0000006715  JPY                    1,000,000,000        9,366,365  25-Mar-2004  25-Mar-2034

                                                                                            -------------
URRENCY                                                                                       260,532,636
                                                                                            -------------

NEW ZEALAND DOLLAR

BOND/SELL
NZD/IBRD/GDIF/0107NZD05.35              0000006668  NZD                     684,000,000       458,109,000  20-Jan-2004  22-Jan-2007

BOND/SELL
NZD/IBRD/GDIF/0306NZD04.71              0000006700  NZD                     986,000,000       666,190,900  10-Mar-2004  10-Mar-2006

                                                                                            -------------
TOTAL BY CURRENCY                                                                           1,124,299,900
                                                                                            -------------

UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/GDIF/0107USD01.73              0000006673  USD                      40,000,000       40,000,000   29-Jan-2004  29-Jan-2007

BOND/SELL
USD/IBRD/GDIF/0214USDSTR                0000006679  USD                      20,000,000       20,000,000   18-Feb-2004  18-Feb-2014

BOND/SELL
USD/IBRD/GDIF/0214USDSTR01              0000006680  USD                      53,000,000       53,000,000   18-Feb-2004  18-Feb-2014

BOND/SELL
USD/IBRD/GDIF/0209USDSTR01              0000006687  USD                      20,000,000       20,000,000   25-Feb-2004  25-Feb-2009

BOND/SELL
USD/IBRD/GDIF/0311USDSTR                0000006684  USD                      30,000,000       30,000,000   03-Mar-2004  03-Mar-2011

BOND/SELL
USD/IBRD/GDIF/0307USDSTR02              0000006709  USD                     100,000,000      100,000,000   22-Mar-2004  22-Mar-2007

BOND/SELL
USD/IBRD/GDIF/0314USDSTR                0000006724  USD                      30,000,000       30,000,000   29-Mar-2004  28-Mar-2014

BOND/SELL
USD/IBRD/GDIF/0307USDSTR03              0000006719  USD                      50,000,000       50,000,000   30-Mar-2004  30-Mar-2007

                                                                                           -------------
TOTAL BY CURRENCY                                                                            343,000,000
                                                                                           -------------

                                                                                           -------------
TOTAL                                                                                      2,718,145,756
                                                                                           -------------

MATURING BORROWINGS

GLDDP

GOLD

BOND/SELL
XAU/IBRD/CB/0304XAU01.33                0000005624  XAU      PHYSICAL            64,138       25,551,036   13-Mar-2002  15-Mar-2004

BOND/SELL
XAU/IBRD/CB/0304XAU01.27                0000005671  XAU      PHYSICAL            95,854       39,959,217   27-Mar-2002  29-Mar-2004


                                                                                            -------------
TOTAL BY CURRENCY                                                                              65,510,253
                                                                                            -------------

                                                                                            -------------
TOTAL                                                                                          65,510,253
                                                                                            -------------

MTBOC

EURO CURRENCY

BOND/SELL
EUR/IBRD/MLT/0105NLG07.88E              0000000375  EUR      NLG0063MLT03       1,225,207       1,575,432  15-Jan-1985  14-Jan-2004

BOND/SELL
EUR/IBRD/MLT/0304ITL06.50E              0000000234  EUR      ITL0026MLT01     295,013,091     365,742,480  04-Mar-1997  04-Mar-2004

BOND/SELL
EUR/IBRD/GDIF/0304EURSTR01              0000003594  EUR      EUR0105GDI01      75,000,000      90,956,250  31-Mar-1999  31-Mar-2004

                                                                                            -------------
TOTAL BY CURRENCY                                                                             458,274,161
                                                                                            -------------

JAPANESE YEN

BOND/SELL
JPY/IBRD/MLT/0304JPY05.20               0000000338  JPY      JPY0171MLT01   60,000,000,000    564,945,153  27-Mar-1989  29-Mar-2004

                                                                                            -------------
TOTAL BY CURRENCY                                                                             564,945,153
                                                                                            -------------

SWEDISH KRONA

BOND/SELL
SEK/IBRD/GDIF/0104SEK06.00              0000000424  SEK      SEK0642GDI01     500,000,000      69,613,644  09-Jan-1998  09-Jan-2004

                                                                                            -------------
TOTAL BY CURRENCY                                                                              69,613,644
                                                                                            -------------

UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/GDIF/0304USDSTR                0000003593  USD      GDIF#106         150,000,000     150,000,000  24-Mar-1999  24-Mar-2004


                                                                                           -------------
TOTAL BY CURRENCY                                                                            150,000,000
                                                                                           -------------

SOUTH AFRICAN RAND

BOND/SELL
ZAR/IBRD/GDIF/0304ZAR14.00              0000003562  ZAR      ZAR0772GDI01   100,000,000       15,122,645   10-Mar-1999  10-Mar-2004

BOND/SELL                                                                                                  26-Mar-2002  26-Mar-2004
ZAR/IBRD/GDIF/0304ZAR12.00              0000005650  ZAR                     150,000,000       22,874,223
                                                                                                           26-Sep-2002  26-Mar-2004
BOND/SELL
ZAR/IBRD/GDIF/0304ZAR12.00              0000005942  ZAR                     150,000,000       22,874,223

                                                                                           -------------
TOTAL BY CURRENCY                                                                             60,871,091
                                                                                           -------------

                                                                                           -------------
TOTAL                                                                                      1,303,704,050
                                                                                           -------------

MTBOZ

UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/MLT/0204USD00.00               0000000492  USD      USD0189MLT49    18,000,000       18,000,000   06-Mar-1985  17-Feb-2004

BOND/SELL
USD/IBRD/MLT/0204USD00.001              0000001070  USD      USD0196MLT03    20,000,000       20,000,000   07-Jan-1986  17-Feb-2004

BOND/SELL
USD/IBRD/GDIF/0204USDSTR                0000004983  USD                      10,000,000       10,000,000   20-Feb-2001  20-Feb-2004

                                                                                           -------------
TOTAL BY CURRENCY                                                                             48,000,000
                                                                                           -------------

                                                                                           -------------
TOTAL                                                                                         48,000,000
                                                                                           -------------

EARLY RETIREMENT


MTBOC

AUSTRALIAN DOLLAR

BOND/BUY
AUD/IBRD/GDIF/0912AUD00.50            0000006696  AUD      BUYBACK           400,000,000      309,980,000  26-Feb-2004  11-Sep-2012

BOND/BUY
AUD/IBRD/GDIF/1112AUD01.00            0000006722  AUD      BUYBACK           500,000,000      375,375,000  25-Mar-2004  20-Nov-2012

                                                                                           --------------
TOTAL BY CURRENCY                                                                             685,355,000
                                                                                           --------------

CANADIAN DOLLAR

BOND/BUY
CAD/IBRD/GDIF/0215CADSTR              0000006681  CAD                         40,000,000       29,836,273  27-Feb-2004  27-Feb-2015

                                                                                           --------------
TOTAL BY CURRENCY                                                                              29,836,273
                                                                                           --------------

CHILEAN PESO

BOND/BUY
CLP/IBRD/GDIF/0605CLPSTR              0000006707  CLP                     19,091,000,000       31,744,262  15-Mar-2004  14-Jun-2005

                                                                                           --------------
TOTAL BY CURRENCY                                                                              31,744,262
                                                                                           --------------

JAPANESE YEN

BOND/BUY
JPY/IBRD/GDIF/0132JPYSTR17            0000006660  JPY                      2,400,000,000       22,465,600  23-Jan-2004  23-Jan-2032

BOND/BUY
JPY/IBRD/GDIF/0221JPYSTR              0000006672  JPY                        500,000,000        4,729,698  03-Feb-2004  03-Feb-2021

BOND/BUY
JPY/IBRD/GDIF/0332JPYSTR17            0000006685  JPY                      1,000,000,000        9,053,871  05-Mar-2004  05-Mar-2032

BOND/BUY
JPY/IBRD/GDIF/0321JPYSTR03            0000006697  JPY                      1,200,000,000       10,864,645  05-Mar-2004  05-Mar-2021

BOND/BUY
JPY/IBRD/GDIF/0322JPYSTR01            0000006692  JPY                      1,000,000,000        9,037,097  15-Mar-2004  14-Mar-2022


BOND/BUY
JPY/IBRD/GDIF/0322JPYSTR04               0000006698  JPY                   1,000,000,000        9,369,876  22-Mar-2004  22-Mar-2022

BOND/BUY
JPY/IBRD/GDIF/0326JPYSTR13               0000006702  JPY                   3,100,000,000       29,035,733  25-Mar-2004  25-Mar-2026

BOND/BUY
JPY/IBRD/GDIF/0331JPYSTR06               0000006703  JPY                   1,000,000,000        9,366,365  25-Mar-2004  25-Mar-2031

BOND/BUY
JPY/IBRD/GDIF/0327JPYSTR07               0000006704  JPY                   1,000,000,000        9,419,300  26-Mar-2004  26-Mar-2027

BOND/BUY
JPY/IBRD/GDIF/0326JPYSTR04               0000006713  JPY                   2,000,000,000       18,838,600  26-Mar-2004  26-Mar-2026

BOND/BUY
JPY/IBRD/GDIF/1121JPYSTR                 0000006714  JPY                     100,000,000          941,930  26-Mar-2004  26-Mar-2021

BOND/BUY
JPY/IBRD/GDIF/0332JPYSTR59               0000006725  JPY                   5,000,000,000       47,096,501  26-Mar-2004  26-Mar-2032

BOND/BUY
JPY/IBRD/0322JPYSTR09                    0000006705  JPY                   1,000,000,000        9,415,753  29-Mar-2004  28-Mar-2022

BOND/BUY
JPY/IBRD/GDIF/0326JPYSTR05               0000006706  JPY                   2,000,000,000       18,831,505  29-Mar-2004  27-Mar-2026

                                                                                           --------------
TOTAL BY CURRENCY                                                                             208,466,473
                                                                                           --------------

UNITED STATES DOLLAR

BOND/BUY
USD/IBRD/GDIF/0114USDSTR                 0000006645  USD                      75,000,000       75,000,000  15-Jan-2004  15-Jan-2014

BOND/BUY
USD/IBRD/GDIF/0106USDSTR                 0000006666  USD                      50,000,000       50,000,000  27-Jan-2004  27-Jan-2006

BOND/BUY
USD/IBRD/GDIF/0912USDSTR                 0000006712  USD                      30,000,000       30,000,000  25-Mar-2004  25-Sep-2012

                                                                                           --------------
TOTAL BY CURRENCY                                                                             155,000,000
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                       1,110,402,008
                                                                                           --------------
